SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(RULE 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) and

AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

(Amendment No.__)*

Mill City Ventures III, Ltd.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

59982U 101

(CUSIP Number)

Neal Linnihan

8154 Ingberg Circle

Stillwater, MN 55082

With a copy to:

Paul D. Chestovich, Esq.

Maslon Edelman Borman & Brand, LLP

90 South 7th Street, Suite 3300

Minneapolis, MN 55402

Phone: (612) 672-8200

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

March 7, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of

§§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Page 1 of 4 Pages)

CUSIP NO. 59982U 101	13D	PAGE 2 OF 4 PAGES

1	NAMES OF REPORTING PERSONS

Neal Linnihan

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(See Instructions)

(a)	☐
(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER
NUMBER OF
		2,500,000
SHARES
	8	SHARED VOTING POWER
BENEFICIALLY		0

OWNED BY EACH
	9	SOLE DISPOSITIVE POWER
REPORTING
		2,500,000
PERSON
	10	SHARED DISPOSITIVE POWER
WITH		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,500,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

22.8%

14	TYPE OF REPORTING PERSON (See Instructions)

IN

CUSIP NO. 59982U 101	13D	PAGE 3 OF 4 PAGES

ITEM 1.	SECURITY AND ISSUER

This statement relates to the common stock, of Mill City Ventures III, Ltd., a Minnesota corporation (the "Issuer"). The address of Issuer's principal executive offices is

130 Lake Street West, Wayzata, MN 55391.

ITEM 2.	IDENTITY AND BACKGROUND

(a)         This Schedule 13D amendment is being filed by Neal Linnihan.

(b)         His principal address is 8154 Ingberg Circle, Stillwater, MN 55082.

(c)         Mr. Linnihan is Chief Executive Officer of Linnihan Foy Advertising, 615 1st Ave NE., Suite 320, Minneapolis, Minnesota 55413.

(d)         During the last five years, Mr. Linnihan has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)         During the last five years, Mr. Linnihan has not been a party to a civil proceeding of any judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)         Mr. Linnihan is a citizen of the United States of America.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Not applicable

ITEM 4.	PURPOSE OF TRANSACTION

The Reporting Person has purchased the subject shares for investment purposes and has not formulated any definitive plans. However, he may from time to time acquire, or dispose of, common stock and/or other securities of the Company if and when he deems it appropriate. The Reporting Person may formulate other purposes, plans or proposals relating to any of such securities of the Company to the extent deemed advisable in light of market conditions, investment policies and other factors. Except as indicated in this Statement, the Reporting Person has no current plans or proposals which would relate to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, as follows:

(a)         The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b)         An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c)         A sale or transfer of a material amount of assets of the issuer or of any of its subsidiaries;

(d)         Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)         Any material change in the present capitalization or dividend policy of the issuer;

(f)         Any other material change in the issuer’s business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)         Changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h)         Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

CUSIP NO. 59982U 101	13D	PAGE 4 OF 4 PAGES

(i)         A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)         Any action similar to any of those enumerated above.

ITEM 5.	INTEREST IN THE SECURITIES OF THE ISSUER

a.- b.    The Reporting Person may be deemed to beneficially own 2,500,000 shares of the Issuer’s common stock. All of these shares had held in a self-directed SEP-IRA account. Mr. Linnihan has sole voting and dispositive power over these shares.

Based upon information provided by the Issuer, as of March 7, 2013, there were 10,954,422 shares of common stock outstanding, after the Issuer’s March 7, 2013 offering. Based on such report Mr. Linnihan owns 22.8% of the outstanding common shares of the Issuer.

c.         TRANSACTIONS WITHIN THE LAST 60 DAYS

On March 7, 2013, the Reporting Person purchased 2,500,000 shares at a price of $1.00 per share in a private offering.

d.         Not applicable.

e.         Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS WITH RESPECT TO SECURITIES OF THE ISSUER

None

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

None

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 20, 2013

/s/ Neal Linnihan
Neal Linnihan